Exhibit 12.01

AllianceBernstein L.P.
Consolidated Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2017	2016	2015
	(in thousands)

Fixed Charges:
Interest Expense	$8,194	$4,765	$3,119
Estimate of Interest Component in Rent Expense (1)	-	-	-
Total Fixed Charges	$8,194	$4,765	$3,119

Earnings:
Income Before Income Taxes and Non-Controlling	$773,910	$723,165	$631,099
Interest in Earnings of Consolidated Entities
Other	12,898	2,515	7,727
Fixed Charges	8,194	4,765	3,119
Total Earnings	$795,002	$730,445	$641,945

Consolidated Ratio of Earnings to Fixed Charges	97.02	153.29	205.82

(1) AllianceBernstein L.P. has not entered into financing leases during these periods.